EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					12 Months Ended September 30,	Nine Months Ended September 30, (1)
In thousands, except share data	2013	2012	2011	2010	2009	2014	2014
Fixed Charges, as defined:
Interest on Long-Term Debt	$40,825	$39,175	$37,515	$39,198	$37,447	$41,141	$30,637
Other Interest	2,709	2,314	2,976	1,587	1,937	2,672	1,961
Amortization of Debt Discount and Expense	1,877	1,848	1,729	1,766	1,503	2,022	1,543
Interest Portion of Rentals	1,910	1,864	2,213	2,130	1,735	2,190	1,664
Total Fixed Charges, as defined	47,321	45,201	44,433	44,681	42,622	48,025	35,805
Earnings, as defined:
Net Income	60,538	58,779	63,044	72,013	74,632	59,228	30,222
Taxes on Income	41,705	43,403	42,825	49,033	46,349	41,031	21,023
Fixed Charges, as above	47,321	45,201	44,433	44,681	42,622	48,025	35,805
Total Earnings, as defined	$149,564	$147,383	$150,302	$165,727	$163,603	$148,284	$87,050
Ratios of Earnings to Fixed Charges	3.16	3.26	3.38	3.71	3.84	3.09	2.43

(1) A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of full year results.